Exhibit 99.4

First Quarter 2014 Financial Results April 25, 2014

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law.

FIRST QUARTER 2014 REVIEW Joe Quarin President & CEO 3

4 Q1 2014 CEO Highlights We continued to make progress on our operational plan despite challenging weather conditions, and, given the resumption of normal seasonal activities in April, we are reaffirming our 2014 outlook on all measures Achieved consolidated pricing growth of 1.9% – best price performance since 2010 Despite lower level of adjusted EBITDA(A) than anticipated due to delayed disposal volumes, generated higher free cash flow(B) of $48.7MM, representing 10.4% of consolidated revenues We remain focused on our priorities for 2014: Operational execution and optimizing the use of our free cash flow(B) to create value (A) Please refer to the definition and explanation of (A) on slide 25. (B) Please refer to the definition and explanation of (B) on slide 28.

FIRST QUARTER 2014 FINANCIAL REVIEW Ian Kidson Executive Vice President & CFO 5

Reported Revenue By Segment

$U.S. (MM)



$487(1)
96
212
179
$470(1)
81
222
167
Q1 2013
Q1 2014
Canada
U.S. south
U.S. northeast

% of Total Revenues		
Canada	36.8%	35.6%
U.S. south	43.5%	47.2%
U.S. northeast	19.7%	17.2%

Segment Highlights

- Canadian dollar weakened vs. U.S. dollar in Q1/14 vs. Q1/13, reducing total company revenue by $15.7MM on translation to U.S. dollars.
- Excluding impact of foreign currency translation total consolidated revenue declined (0.2%).
- Decline in revenue reflects contributions in Q1/13 from Super Storm Sandy ("Sandy") and the sale of select assets.
- We estimate challenging weather conditions adversely impacted consolidated revenues by more than $5MM in Q1/14.
- Expressed in U.S. dollars, Q1/14 Canadian revenue declined (6.6%) QoQ to $167.4MM. Excluding foreign currency translation, revenue grew $4MM or 2.2% QoQ.
- Q1/14 U.S. south revenue increased $10.3MM or 4.9% QoQ to $222.0MM.
- Q1/14 U.S. northeast revenue decreased 16% QoQ to $81.0MM. Note that Q1/13 included nearly $8.0MM of revenue from Sandy.

1) Q1/13 Canadian revenue converted to $U.S. at $0.99. Q1/14 Canadian revenue converted to $U.S. at $0.90

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Progressive Waste Solutions

Revenue Growth

Components of Revenue Growth (Decline)	CAN Q1/13	U.S. Q1/13	Total Company Q1/13	CAN Q1/14	U.S. Q1/14	Total Company Q1/14
Price[1]	0.9%	1.4%	1.2%	2.5%	1.5%	1.9%
Fuel Surcharges	0.1%	0.4%	0.3%	-	(0.2%)	(0.1%)
Recycling and Other[2]	(1.0%)	(0.1%)	(0.5%)	0.9%	-	0.3%
Total Price Growth	-	***1.7%***	***1.0%***	**3.4%**	**1.3%**	**2.1%**
Volume (Decline) Growth[3][4]	(3.3%)	3.6%	0.8%	(1.4%)	(2.4%)	(2.1%)
Total Organic Revenue (Decline) Growth	***(3.3%)***	***5.3%***	***1.8%***	**2.0%**	**(1.1%)**	**- %**
Net Acquisitions	7.1%	11.0%	9.5%	0.2%	(0.5%)	(0.2%)
Total Growth Excluding Foreign Exchange ("FX")	***3.8%***	***16.3%***	***11.3%***	**2.2%**	**(1.6%)**	**(0.2%)**
FX			***(0.3%)***			**(3.3%)**
Total Growth (Decline) Including FX			***11.0%***			**(3.5%)**

1) Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company's customer base.
2) OCC average price based on RISI pricing weighted to the company's regions in Q1/14 equaled $111 (vs. Q1/13 = $99/ton).
3) Q1 /14 Canadian volume decline reflects the impact of harsh weather conditions. We note that the Q1/14 impact to volume from Calgary landfill closure to MSW in mid 2013 was mitigated as volume increased at our transfer station which opened in 2013 to accept volume that would have otherwise been received at our Calgary landfill site.
4) U.S. volume decline reflects the impact of Sandy volume received in Q1/13. This resulted in a negative volume impact of (270 bps) to U.S. volume and (165 bps) to consolidated company volume.

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Progressive Waste Solutions

Operating Expenses $U.S. (MM) Operating expenses declined to $293MM in Q1/14 from $297MM in Q1/13. Operating expenses as a percentage of revenue increased 140 bps to 62.4% in Q1/14 QoQ due to higher transportation and disposal costs primarily due to the closure of the Calgary landfill to Municipal Solid Waste (“MSW”). Fuel costs spiked in the quarter due to weather and contributed to higher operating expenses. However, we expect to recover a good portion of the increase in fuel costs through our surcharge and pricing programs this year. Repair and Maintenance (“R&M”) costs were higher than plan, some of which was due to harsh weather. Contract wins, and higher safety, insurance and claims in the U.S. south contributed to higher operating costs relative to revenues. Despite a harsh operating environment , the U.S. northeast segment experienced little change in operating expenses as a percentage of revenue QoQ. . $297(1) $293(1) 8 Highlights 1) Q1/13 Canadian operating expenses converted to $U.S. at $0.99. Q1/14 Canadian operating expenses converted to $U.S. at $0.90

Adjusted Selling, General and Administration Expenses (“Adjusted SG&A”)(1) $U.S. (MM) Adjusted SG&A increased $3MM to $64MM in Q1/14 QoQ. Increase primarily due to higher compensation expense and professional fees. As a percentage of revenue, Adjusted SG&A was 13.6%. $61 $64 9 Highlights 1) Please refer to page 25 which outlines the types of expenses excluded from selling, general and administrative expense as reported.

Adjusted Earnings Before Interest, Tax, Depreciation, Amortization ("Adjusted EBITDA(A)")

$U.S. (MM)



$129
18
59
65
-13
$113
13
60
56
-16
Q1 2013
Q1 2014
Canada
U.S. south
U.S. northeast
Corporate

% of Adjusted EBITDA(A) Margins		
Total Company	26.5%	24.0%
Canada	36.2%	33.5%
U.S. South	28.0%	26.9%
U.S. Northeast	18.6%	16.0%

Highlights

- Q1/14 consolidated Adjusted EBITDA(A) declined 12.5% QoQ to $112.9MM.
- Foreign currency translation reduced Q1/14 Adjusted EBITDA(A) $4.3MM.
- Adjusted EBITDA(A) declined due to Sandy volumes, Calgary landfill closure and higher safety, insurance and claims costs.
- Harsh weather contributed to the decline as well as MSW and special waste volumes that were delayed. We incurred higher R&M and vehicle operating costs associated with weather.
- Adjusted EBITDA(A) margins for the consolidated company were 24.0% in Q1/14 vs. 26.5% in Q1/13 with the impact of weather representing roughly 40 bps of the margin decline.

(A) Please refer to the definition and explanation of (A) on slide 25.

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Progressive Waste Solutions

Amortization Q1/14 intangible, capital and landfill amortization decreased $4MM from the prior year to $67.2MM due to foreign currency translation and lower landfill amortization expense reflecting lower disposal volumes received. As a percentage of revenues, amortization was 14.3%, in line with expectations for the quarter. 11

Interest Expense and Balance Sheet Total long-term debt was $1.54B at March 31, 2014 vs. $1.55B at December 31, 2013. Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.91x at March 31, 2014 compared with 2.88x as at December 31, 2013. Comfortable with current leverage level and believe optimal long-term leverage range for the company is between 2.5x and 3.0x. Interest expense on total outstanding debt was $14.9MM for the three months ended March 31, 2014. Long-Term Debt Facilities $U.S. MM Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $493.8 $493.8 _ _ Moody’s Ba1 S&P BBB- Senior Secured Revolving Facility $1,850.0 $750.0 $974.6 $197.1 $678.2 IRBs(1) $64.0 $64.0 _ _ Other Notes $0.5 $0.5 _ _ 12 Variable Rate Demand Solid Waste Disposal Revenue Bonds.

Effective Tax Rate and Cash Taxes Cash taxes were $2.1MM in Q1/14 and our effective tax rate was 7%. A decline of $18MM in accounting income subject to tax was the most significant item contributing to the low tax rate and reduced our tax expense by $6MM. The decline in income subject to tax relates to lower operating income in the quarter as well as higher losses on financial instruments. Continue to expect our effective tax rate to be 30 - 32% in 2014. 13

Adjusted Net Income(A) and Adjusted EPS(A) Items of note $U.S.(MM) EPS ($’s) Segment Revenue/ Expense Line Item Reported Net Income and EPS (diluted) $26.0MM $0.23 Transaction and related cost recoveries (1.1) (0.01) Corporate SG&A Fair value movements in stock options 2.1 0.02 Corporate SG&A Restricted share expense 0.4 0.00 Corporate SG&A Net loss on financial instruments 3.3 0.03 All SG&A Re-measurement gain on previously held equity investment (5.2) (0.05) All Net Income tax recovery (0.7) (0.01) Adjusted net income(A) and Adjusted EPS(A) (diluted) $24.8 $0.21 14 Please refer to the definition and explanation of (A) on slide 25.

Capital Expenditures $U.S. (MM) Total replacement capital in the first quarter was $27MM. Total growth capital was nearly $17MM and includes $6MM of spending related to the building of the gas plant at our Lachenaie landfill. Excluding spending on the gas plant, total capital expenditures were $38MM. $61 $44 15 Highlights

Free Cash Flow(B) $U.S. (MM) Generated strong free cash flow(B) of $48.7MM in Q1/14, representing 10.4% of revenue. We continue to expect free cash flow(B) of between $210 and $225MM in 2014, excluding the spending on the gas plant. $59 $55 16 $6(1) (B) Please refer to the definition and explanation of (B) on slide 28. Free cash flow(B) excluding discretionary infrastructure expenditures of $14.4MM in Q1 2013 and $6MM in Q1 2014. Highlights

QUESTIONS 17

Appendix April 25, 2014 18

Q1 2014 Financial Highlights $U.S. MM Except per share amounts Q1/14 Q1/13 QoQ Canada $167.4 $179.1 (6.6%) U.S. south $221.9 $211.6 4.9% U.S. northeast $80.5 $95.9 (16.0%) Total Revenues $469.8 $486.6 (3.5%) Adjusted Net Income(A) Reported Net Income $24.8 $25.9 $27.1 $29.3 (8.7%) (11.7%) Adjusted EPS(A) (diluted) Reported EPS (diluted) $0.21 $0.23 $0.24 $0.25 (10.5%) (12.0%) Adjusted Operating EBIT(A) $42.6 $58.4 (27.0%) Adjusted EBITDA(A) $112.9 $129.1 (12.5%) Adjusted EBITDA(A) Margins 24.0% 26.5% (250bps) Adjusted EBITA(A) $59.6 $73.1 (18.5%) Free Cash Flow(B) $48.7 $44.9 8.6% Weighted Average Share Count 115,177 115,167 Total Actual Outstanding Share Count 115,180 115,167 19

Q1 2014 Reported and Gross Revenues(1) $U.S. (MM) Q1/14 Q4/13 Q3/13 Q2/13 Q1/13 Total Reported Revenues $469.8 $502.0 $520.7 $516.8 $486.6 U.S. Canada $302.4 $167.4 $309.9 $192.1 $321.6 $199.1 $318.0 $198.8 $307.5 $179.1 20 000’s Q1/14 Consolidated $US Q1/14 % of Gross Revenue Q1/13 Consolidated $US Q1/13 % of Gross Revenue Commercial $173,062 36.8 $175,722 36.1 Industrial 82,597 17.6 85,156 17.5 Residential 109,919 23.4 113,020 23.2 Transfer and Disposal 148,691 31.7 160,248 32.9 Recycling 16,439 3.5 14,979 3.1 Other 9,628 2.0 10,106 2.1 Gross Revenues 540,336 115.0 559,231 114.9 Intercompany (70,566) (15.0) (72,671) (14.9) Revenues $469,770 100.0% $486,560 100% (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX.

Q1 2014 Gross Revenue By Service Line(1) in U.S. and Canada 21 000’s U.S. ($U.S.) U.S. % of Revenue Canada ($Canadian) Canada % of Revenue Commercial $98,582 32.6 $82,187 44.5 Industrial 51,761 17.1 34,027 18.4 Residential 80,049 26.5 32,961 17.8 Transfer and Disposal 100,727 33.3 52,927 28.7 Recycling 9,094 3.0 8,105 4.4 Other 5,083 1.7 5,015 2.7 Gross Revenues 345,296 114.2 215,222 116.5 Intercompany (42,887) (14.2) (30,544) (16.5) Revenues $302,409 100.0% $184,678 100.0% (1) Gross Revenue includes intercompany revenue on a consolidated basis.

Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) 22 000’s Q1/14 Q1/13 Adjusted EBITDA(A) $112,862 $129,051 Purchase of restricted shares(*) (1,752) (358) Capital and landfill asset purchases(*)(*) (43,838) (61,386) Proceeds from the sale of capital and landfill assets 361 1,121 Landfill closure and post-closure expenditures (811) (795) Landfill closure and post-closure cost accretion expense 1,539 1,409 Interest on long-term debt (14,943) (15,243) Non-cash interest expense 854 856 Current income tax expense (5,578) (9,799) Free cash flow(B) $48,694 $44,856 (A) Please refer to the definition and explanation of (A) on slide 25 (B) Please refer to the definition and explanation of (B) on slide 28

Foreign Currency Translation Sensitivity We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8.2MM. EBITDA(A) is similarly impacted by approximately $2.5MM, assuming a strengthening U.S. dollar. The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1.1MM and $900,000 decline, respectively. Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) , net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar. 23 Please refer to the definition and explanation of (A) on slide 25. Please refer to the definition and explanation of (B) on slide 28.

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include wood, plastics, aluminum and metals. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $7.6MM change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013. 24

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. 25

Non-GAAP Disclosure (A) Continued - Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. 26

Non-GAAP Disclosure 27 Three months ended March 31 2014 2013 Operating income $ 41,267 $ 59,174 Transaction and related recoveries - SG&A (1,083) (565) Fair value movements in stock options - SG&A (*) 2,054 (505) Restricted share expense - SG&A (*) 384 265 Adjusted operating income or adjusted operating EBIT 42,622 58,369 Net loss (gain) on sale of capital and landfill a ssets 3,033 (617) Amortization 67,207 71,299 Adjusted EBITDA 112,862 129,051 Amortization of capital and landfill assets (53,309) (55,939) Adjusted EBITA $ 59,553 $ 73,112 Net income $ 25,919 $ 29,341 Transaction and related recoveries - SG&A (1,083) (565) Fair value movements in stock options - SG&A (*) 2,054 (505) Restricted share expense - SG&A (*) 384 265 Net loss (gain) on financial instruments 3,335 (2,265) Re - measurement gain on previously held equity investment (5,156) - Net income tax (recovery) expense (701) 826 Adjusted net income $ 24,752 $ 27,097 Note: (*) Amounts exclude LTIP compensation.

Non-GAAP Disclosure (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 28 Three months ended March 31 2014 2013 Change Adjusted EBITDA (A) $ 112,862 $ 129,051 $ (16,189) Purchase of restricted shares (*) (1,752) (358) (1,394) Capital and landfill asset purchases (*)(*) (43,838) (61,386) 17,548 Proceeds from the sale of capital and landfill assets 361 1,121 (760) Landfill closure and post - closure expenditures (811) (795) (16) Landfill closure and post - closure cost accretion expense 1,539 1,409 130 Interest on long - term debt (14,943) (15,243) 300 Non - cash interest expense 854 856 (2) Current income tax expense (5,578) (9,799) 4,221 Free cash flow (B) $ 48,694 $ 44,856 $ 3,838 Note: (*) Amounts exclude LTIP compensation. (*) (*) Capital and landfill asset purchases include infrastructure expenditures of approximately $6,000 and $14,400 for the three months ended March 31, 2014 and 2013, respectively.